UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

Fundamental Change of 2025 Notes

As previously announced through a current report on Form 6-K filed by Maxeon Solar Technologies, Ltd. (the “Company”) with the Securities and Exchange Commission on September 3, 2024 (the “September 6-K”), on August 30, 2024, the Company issued and sold to Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZE”), and TZE purchased, 829,187,396 ordinary shares at a purchase price of $0.1206 per share for an aggregate purchase price of $99,999,999.96.

Pursuant to the indenture dated July 17, 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “2025 Notes Indenture”), among the Company, and the Trustee, in relation to the Company’s 6.50% Green Convertible Senior Notes due 2025 (the “2025 Notes”), if a Fundamental Change (as defined in the 2025 Indenture) occurs, then each holder of 2025 Notes will have the right to require the Company to repurchase such holder’s 2025 Notes in accordance with the 2025 Notes Indenture. As of the date hereof, the aggregate principal amount of the outstanding 2025 Notes is $1,500,000.

Pursuant to Section 4.02(E) of the 2025 Notes Indenture, the Company hereby provides the following information relating to the TZE Fundamental Change (as defined below):

(A)	On September 4, 2024, TZE and TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE Parent”) filed an amendment to their joint report on Schedule 13D pursuant to the Exchange Act disclosing that each of them has become the direct “beneficial owner” of Ordinary Shares representing 69.30% of the voting power of all of the Ordinary Shares (the “TZE Fundamental Change”).

(B)	The effective date of the TZE Fundamental Change is September 4, 2024;

(C)	To exercise its Fundamental Change Repurchase Right for a Note following a Fundamental Change, the Holder thereof must deliver to the Paying Agent:

a.	before the Close of Business on the Business Day immediately before the Fundamental Change Repurchase Date (as defined below), a duly completed, written Fundamental Change Repurchase Notice with respect to such Note; and.

b.	such Note by book-entry transfer.

Each Fundamental Change Repurchase Notice with respect to a Note must state:

a.	the principal amount of such Note to be repurchased, which must be an Authorized Denomination; and

b.	that such Holder is exercising its Fundamental Change Repurchase Right with respect to such principal amount of such Note;

provided, however, that as such Note is a Global Note, such Fundamental Change Repurchase Notice must comply with the Depositary Procedures (and any such Fundamental Change Repurchase Notice delivered in compliance with the Depositary Procedures will be deemed to satisfy these requirements).

A Holder that has delivered a Fundamental Change Repurchase Notice with respect to a Note may withdraw such Fundamental Change Repurchase Notice by delivering a written notice of withdrawal to the Paying Agent at any time before the Close of Business on the Business Day immediately before the Fundamental Change Repurchase Date. Such withdrawal notice must state:

a.	the principal amount of such Note to be withdrawn, which must be an Authorized Denomination; and

b.	the principal amount of such Note, if any, that remains subject to such Fundamental Change Repurchase Notice, which must be an Authorized Denomination;

provided, however, that as such Note is a Global Note, such withdrawal notice must comply with the Depositary Procedures (and any such withdrawal notice delivered in compliance with the Depositary Procedures will be deemed to satisfy these requirements);

(D)	The Fundamental Change Repurchase Date for the TZE Fundamental Change is November 14, 2024;

(E)	The Fundamental Change Repurchase Price per US$1,000 principal amount of the Notes for such Fundamental Change is US$1,021.486111, equal to one hundred percent (100%) of the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the Fundamental Change Repurchase Date;

(F)	The name and address of the Paying Agent and the Conversion Agent are as follows:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

5022 Gate Parkway Suite 200

MS JCK01-218

Jacksonville, FL 32256

(as Conversion Agent and Paying Agent);

(G)	The Conversion Rate in effect on the date hereof is US$54.9611 Ordinary Share per US$1,000 principal amount of Notes. No adjustments to the Conversion Rate will be resulted from the TZE Fundamental Change;

(H)	The Notes for which a Fundamental Change Repurchase Notice has been duly tendered and not duly withdrawn must be delivered to the Paying Agent for the Holder thereof to be entitled to receive the Fundamental Change Repurchase Price;

(I)	The Notes (or any portion thereof) that are subject to a Fundamental Change Repurchase Notice that has been duly tendered may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with the Indenture;

(J)	The CUSIP number for the Notes is 57779B AB0;

(K)	The contact information for the Transfer Agent is as follows:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

5022 Gate Parkway Suite 200

MS JCK01-218

Jacksonville, FL 32256

Email: db.reorg@db.com

Phone: +1 800-735-7777; and

(L)	The contact information for the Company’s counsel is as follows:

White & Case

Jessica Zhou

Phone Number: +852 28228725

Email: jessica.zhou@whitecase.com.

All terms used and not defined in the preceding paragraphs have the meanings given to them under the 2025 Notes Indenture, which is attached to the Company’s annual report on Form 20-F for the year ended December 31, 2023 as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: September 24, 2024	By:	/s/ Kenneth Bryan Olson
		Name:	Kenneth Bryan Olson
		Title:	Interim Chief Financial Officer